United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 14, 2023

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F D ☐

December 14, 2023

COCA-COLA EUROPACIFIC PARTNERS PLC

BOARD AND COMMITTEE CHANGES

Coca-Cola Europacific Partners plc (CCEP) announces that Garry Watts has resigned from the Board with effect from 31 December 2023. As part of the Board’s succession planning and following a comprehensive search and selection process, the Board has approved the appointment of Guillaume Bacuvier as a new Independent Non-executive Director to succeed Garry, which was approved by the Board on 13 December 2023. Guillaume’s appointment will be effective from 1 January 2024.

Garry Watts was appointed as a Non-executive Director of CCEP in April 2016, having previously been a director of Coca-Cola Enterprises Inc (“CCE”) since 2010. He served as Chairman of the Audit Committee from April 2016 until May 2022 and has remained a member of the Committee to date. Garry was previously a member of the Remuneration Committee from April 2016 until October 2021 and has also been a member of the Affiliated Transaction Committee since October 2021. His extensive financial and business experience in Western Europe and particularly the UK has been invaluable to the Board since the merger. The Board would also like to recognise the contribution Garry has played in shaping the success of CCEP to date.

As part of the changes, effective 1 January 2024 Nicolas Mirzayantz will become a member of the Audit Committee.

About Guillaume Bacuvier

Guillaume Bacuvier brings to the Board valuable perspectives on consumer behaviors and strategy, as well as marketing effectiveness insights from across Europe and APAC obtained through his consulting work. Guillaume is currently the CEO of Worldpanel, Kantar’s consumer panel market research division, where he is leading the transformation of the company’s operating model and technology environment. He also serves as a Non-executive Director of Berger-Levrault a mid-cap software business. Guillaume was previously the CEO of Dunnhumby and held a number of senior positions at Google and Orange, as well as Non-executive directorships with Attest and VEON.

Sol Daurella, Chairman said, “Garry has made a huge contribution from the very beginning of CCEP and has been instrumental in our success. We wish him every success for the future. I would also like to welcome Guillaume to the Board and I look forward to working with him and the rest of the Board.”

This announcement is made pursuant to LR 9.6.11R of the Listing Rules.

There is no further information required to be notified under Listing Rule 9.6.13R with regard to Guillaume Bacuvier’s appointment referred to above.

CONTACTS

Company Secretariat Clare Wardle T +44 20 7355 8406	Investor Relations Sarah Willett +44 7970 145 218	Media Relations Shanna Wendt T +44 7976 595 168

ABOUT CCEP

CCEP is one of the leading consumer goods companies in the world. We make, move and sell some the world's most loved brands - serving 600 million consumers and helping 2 million customers across 30 countries grow their business. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. The Company is currently listed on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP. For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: December 14, 2023	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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